Exhibit 99.4

February 24, 2015

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Annual Report on Form 40-F for the year ended December 31, 2014 of Cipher Pharmaceuticals Inc. of our report dated February 24, 2015, relating to the financial statements which appear in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Oakville, Ontario, Canada